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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
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SCHEDULE 13D\A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Elron Electronic Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

290160-10-0

(CUSIP Number)

Shirit Caplan, Adv.
Discount Investment Corporation Ltd.
The Triangular Tower, 43rd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEC Israel Economic Corporation 13-1143258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Maine

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 360,484

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 360,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,484

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.24%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DIC Loans Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,356,052.40

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,356,052.40

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,356,052.40

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 25.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,541

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 3,541

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,243,773.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.52%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,240,232.78

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,240,232.78

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,240,232.78

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 38.51%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 13 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd.

Item 1.	Security and Issuer

The class of securities to which this Amendment relates is the ordinary shares, par value New Israel Shekel (“NIS”) 0.003 per share (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (“Elron”), an Israeli corporation whose principal executive offices are located at the Triangular Tower, 42nd floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The Ordinary Shares are listed for trading on the Tel Aviv Stock Exchange and on the NASDAQ National Market System.
The CUSIP number for the Ordinary Shares is 290160-1-0.
Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)                                  PEC Israel Economic Corporation, a Maine private corporation (“PEC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. PEC is a holding company owning investments predominantly in companies which are located in the State of Israel or are Israel - related. PEC owns directly Ordinary Shares of Elron.

(2)                                  DIC Loans Ltd., an Israeli private corporation (“DIC Loans”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC Loans engages in financing and investments in securities of companies. DIC Loans owns directly Ordinary Shares of Elron.

(3)                                  Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. In January 1999

0

DIC acquired approximately 81% of the then outstanding shares of PEC, and in November 1999 DIC acquired the remaining outstanding shares of PEC. As of May 19, 2003, DIC owned all the outstanding shares of PEC and beneficially owned all the outstanding shares of DIC Loans. DIC owns directly Ordinary Shares of Elron. By reason of DIC’s control of PEC and DIC Loans, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by PEC and DIC Loans.

(4)                                  IDB Development Corporation Ltd., an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. From 1981 through January 1999 IDB Development owned a direct controlling interest in PEC, and in January 1999 IDB Development sold its entire holding (approximately 81%) of the then outstanding shares of PEC to DIC. Since 1981 IDB Development owned a direct controlling interest in DIC, and as of May 19, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC, PEC and DIC Loans.

(5)                                  IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. Since 1981 IDB Holding owned a controlling interest in IDB Development, and as of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. From 1970 through 1981 IDB Holding owned a direct controlling interest in PEC, and in 1981 IDB Holding sold its controlling interest in PEC to IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC, PEC and DIC Loans.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:
(6) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(7) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(8) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(9) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of

“first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by DIC, PEC and DIC Loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by DIC, PEC and DIC Loans.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

(d)                                 None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve Elron or its business in any way.

(e)                                  None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in paragraphs (6), (7), (8) and (9) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration
PEC and DIC used their respective own funds to pay the purchase price of Ordinary Shares acquired by each of them prior to February 28, 1990.

PEC and DIC used their respective own funds to make the payments required by the 1988-Agreement described in response to Items 4 and 5 of this Amendment, and to acquire Ordinary Shares in connection with the rights offers describe in response to those items.

From April 5, 1994 through May 17, 1994 DIC Loans purchased 232,883.10 Ordinary Shares for $3,442,227.67 (excluding commissions) using its own funds.

From April 21, 1994 through May 17, 1994, PEC purchased 115,760 Ordinary Shares for $1,709,977.85 (excluding commissions) using its own funds.

From July 14, 1994 through July 21, 1994 PEC purchased 57,396.68 Ordinary Shares for $580,529.10 (excluding commissions) using its own funds, and DIC Loans purchased 114,793.32 Ordinary Shares for $1,161,058.20 (excluding commissions) using its own funds.

From November 21, 1994 through December 5, 1994:

PEC purchased 186,328.33 Ordinary Shares as well as option warrants issued by Elron in November 1994 for the purchase of Ordinary Shares at a price of $10.43 per share, that were exercisable at any time until September 1, 1994 (“Warrants”) to purchase an aggregate of 32,295 Ordinary Shares. These Ordinary Shares and Warrants were purchased by PEC for an aggregate amount of $1,504,075.31 (excluding commissions) using its own funds.

DIC Loans purchased 170,112.67 Ordinary Shares and Warrants to purchase an aggregate of 13,954 Ordinary Shares. These Ordinary Shares and Warrants were purchased by DIC Loans for an aggregate amount of $1,358,580.23 (excluding commissions) using its own funds.

DIC purchased 135,088 Ordinary Shares and Warrants to purchase an aggregate of 33,772 Ordinary Shares. These Ordinary Shares and Warrants were purchased by DIC for an aggregate amount of $1,100,291.76 (excluding commissions) using its own funds.

From December 6, 1994 through January10, 1995:

PEC purchased 109,877.99 Ordinary Shares and Warrants to purchase an aggregate of 1,267 Ordinary Shares. These Ordinary Shares and Warrants were purchased by PEC for aggregate amounts of $978,165.21 and $734.86 respectively (excluding commissions) using its own funds.

DIC Loans purchased 219,772.01 Ordinary Shares and Warrants to purchase an aggregate of 2,533 Ordinary Shares. These Ordinary Shares and Warrants were purchased by DIC Loans for aggregate amounts of $1,956,477.43 and $1,469.14 respectively (excluding commissions) using its own funds.

On November 16, 1998 and December 2, 1998:
PEC purchased 75,429 Ordinary Shares for NIS4,746,454.20 (approximately $1,135,500), excluding commissions, using its own funds.
DIC Loans purchased 150,880 Ordinary Shares for NIS9,494,151.40 (approximately $2,271,000), excluding commissions, using its own funds.

On April 8, 1999, April 11, 1999 and April 28, 1999 PEC purchased a total of 103,034.62 Ordinary Shares for NIS8,499,558.68 (approximately $2,078,000), excluding commissions, using its own funds, and DIC purchased 200,008.38 Ordinary Shares for NIS16,499,143.33 (approximately $4,034,000), excluding commissions, using its own funds.

Pursuant to a Share Purchase Agreement dated as of November 19, 2001 between Elron and DIC, on may 5, 2002 DIC sold to Elron (i) all of DIC's shares of DEP Technology Holdings, Ltd. (“DEP”), a non-publicly traded Israeli corporation, constituting two-thirds of the outstanding shares of DEP (Elron owned the remaining one-third of the outstanding shares of DEP), (ii) a capital note of DEP that is convertible into additional shares of DEP and (iii) approximately $4 million of loans made by DIC to RDC Rafael Development Corporation Ltd. (“RDC”), a subsidiary of DEP, in consideration for the issuance by Elron to DIC of 2,261,843 Ordinary Shares (the “Purchased

Shares”). The Purchased Shares have been listed for trading on the Tel Aviv Stock Exchange but have not been listed on the NASDAQ National Market system.

Item 4.	Purpose of Transaction

On December 31, 1987, DIC and PEC held, in the aggregate, 3,324,788 Ordinary Shares or 31.0% of the then outstanding Ordinary Shares. These shares represented long term equity investments in Elron by DIC and PEC. PEC and DIC have acquired no additional Ordinary Shares from December 31, 1987 through February 28, 1990.

On December 11, 1988 PEC and DIC entered into an agreement with Elron (the “1988-Agreement”) pursuant to which they were to acquire additional Ordinary Shares (the “1988-Agreement Shares”) from Elron subject to the terms and conditions of the 1988-Agreement. On December 15, 1988, pursuant to the 1988-Agreement PEC transferred $2,052,649 of its funds to Elron and DIC transferred the equivalent in NIS of $3,947,353 of its funds to Elron as payment on account for the 1988-Agreement Shares at $3.63 per share (the average sale price of the Ordinary Shares on the NASDAQ National Market System during the 30 days preceding December 11, 1988).

Issuance of the Ordinary Shares under the 1988-Agreement was subject to the approval of the Tel Aviv Stock Exchange, which approval was obtained on March 30, 1989. The 1988-Agreement was amended on March 27, 1989, May 19, 1989, and October 2, 1989. Pursuant to the 1988-Agreement, as amended from time-to-time, and as conditions to the approval by the Tel Aviv Stock Exchange of the issuance of the Ordinary Shares to PEC and DIC, the proposed issuance of the Ordinary Shares was submitted to the shareholders of Elron, other than PEC and DIC, for their approval, which was obtained on July 2, 1989, and Elron subsequently made in 1990 rights offers (collectively the “Rights Offers”) to all of the holders of its Ordinary Shares registered in Israel (the “Israel Rights Offer”) and the United States (“the U.S. Rights Offer”), including PEC and DIC.

PEC and DIC, pursuant to rights issued to them, purchased in the Israel Rights Offer at the subscription price thereunder  (which was $4.17) 3,253 and 6,251 Ordinary Shares, respectively (the “Additional Shares”), in addition to the Ordinary Shares to which they were entitled under the 1988-Agreement (565,468 and 1,087,425 Ordinary Shares, respectively). The amounts previously transferred to Elron were used to satisfy in full the purchase price of the 1988-Agreement Shares under the Rights Offers.

On February 25, 1990, PEC and DIC entered in Israel into a letter agreement with Elron (the “1990-Option”) under which Elron granted PEC and DIC the option to purchase in Israel at the subscription price in the U.S. Rights Offer, which was $4.17 (the “U.S. Subscription Price”), all (but not less than all) of the Ordinary Shares that were subject to rights issued to holders of Ordinary Shares registered in the United States (“U.S. Rights”) which expired unexercised (the “1990-Option Shares”). The Option must have been exercised on the first business day following notice from Elron as to the number of 1990-Option Shares. The Option was exercised and pursuant to the terms thereof, DIC purchased two-thirds of the 1990-Option Shares and PEC has purchased one-third of the 1990-Option Shares (25,649 and 12,824 Ordinary Shares, respectively).

In addition, PEC and DIC purchased from time-to-time U.S. Rights that became available in the trading market in the U.S. and rights (“Israel Rights”) which became available in the trading market in Israel, and exercised those rights to purchase from Elron Ordinary Shares (“Purchased

Rights Shares”) at the subscription price under the applicable Rights Offer. DIC acquired two-thirds and PEC acquired one third of the Purchased Rights Shares, totaling 388,496 and 194,250 Ordinary Shares, respectively, using their respective corporate funds for such purpose.

PEC and DIC entered into the 1988-Agreement and the 1990-Option and purchased U.S. Rights and Israel Rights, in order to obtain the Ordinary Shares as an investment and to provide Elron with equity capital to fund various investments and operation activities to be engaged in by Elron in the course of its business. Such Reporting Persons stated at the time that they had no plan or proposals which would result in, or were designed to prevent of modify the terms of any extraordinary transactions, such as recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of Elron or the composition of its Board of Directors or dividend policies. They also stated at the time that if such matters were submitted to shareholders, they would expect to vote their Ordinary Shares in accordance with what they deemed to be their interests, including voting for the continuation in office as directors of Elron of the persons who also were then directors of such Reporting Persons. Such Reporting Persons further stated at the time that: after completion of the Rights Offers, they may from time-to-time seek to acquire additional Ordinary Shares on the Tel Aviv Stock Exchange, in the over-the-counter market in the U.S., in transactions negotiated with other shareholders or otherwise at prices and/or other terms acceptable to the purchasing Reporting Persons; they also would consider making additional direct investments in securities of Elron, including Ordinary Shares, on appropriate term, if that were determined by such Reporting Persons to be in their interests; they may substantially increase their aggregate investment in Elron depending upon the circumstances, including market condition, and consistent with any applicable regulatory requirements; that they would cease seeking to buy additional Ordinary Shares and related activities when they determined it was in their interests to do so; and that after completion of the Rights Offers, if they believed it to be in their interests, they would not be foreclosed from disposing of all or any portion of their Ordinary Shares held by them including transferring such Ordinary Shares or rights to another Reporting Person, sale of such Ordinary Shares on the Tel Aviv Stock Exchange, in the over-the-counter market in the U.S., in negotiated transactions with other shareholders, or otherwise.

Item 5.	Interest in Securities of the Issuer

(1)                                  As of December 31, 1987, DIC and PEC held, in the aggregate, 3,324,788 Ordinary Shares or 31.0% of the then outstanding Ordinary Shares. PEC and DIC have acquired no additional Ordinary Shares from December 31, 1987 through February 28, 1990.

(2) As of April 26, 1990:

PEC beneficially owned 1,913,238 Ordinary Shares or approximately 11.88% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares. 775,796 of these Ordinary Shares were acquired on April 20, and April 23, 1990 (565,468 shares under the 1988-Agreement; 3,254 Additional Shares in the Rights Offers: 194,250 as Purchased Rights Shares; and 12,824 shares under the1990-Option).

DIC beneficially owned 3,695,173 Ordinary Shares or approximately 22.94% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares. 1,507,821 of these Ordinary Shares were acquired on April 20, and April 23, 1990 (1,087,425 shares under the 1988-Agreement; 6,251 Additional Shares in the Rights Offers; 388,496 as Purchased Rights Shares; and 25,649 Shares under the 1990-Option).

DIC, PEC, IDB Development and IDB Holding may each have been deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 5,608,411 Ordinary Shares held by DIC and PEC respectively, or approximately 34.82% Ordinary Shares then outstanding.

Percentages of Ordinary Shares Outstanding set forth above in this section (2) were based upon the number of Ordinary Shares (16,109,181) advised at the time by Elron to such Reporting Persons to be outstanding as of April 23, 1990.

Information provided at the time by executive officers and directors of IDB Holding, PEC and DIC indicated that they beneficially owned an aggregate of 77,185 Ordinary Shares, 25,728 of which were acquired in the Right Offers.

(3) As of June 4, 1990:

PEC beneficially owned 2,035,578 Ordinary Shares or approximately 12.63% of the then outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares. 120,843 of these Ordinary Shares were purchased on May 29, 1990, directly from Heron Corporation PLC for $6.125 per share. 1,497 of these Ordinary Shares were subject to Rights exercised by others but not paid for within the allotted time. PEC purchased these additional Ordinary Shares from Elron on May 7, 1990, for $4.17 per share. These purchases were made by PEC using its own corporate funds.

DIC beneficially owned 3,939,854 Ordinary Shares or approximately 24.46% of the then outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares. 241,686 of these Ordinary Shares were purchased on May 29, 1990, directly from Heron Corporation PLC for $6.125 per share. 2,995 of these Ordinary Shares were subject to Rights exercised by others but not paid for within the allotted time. DIC purchased these additional Ordinary Shares from Elron on May 7, 1990 for $4.17 per share. These purchases were made by DIC using its own corporate funds.

DIC, PEC, IDB Development and IDB Holding may each have been deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 5,975,432 Ordinary Shares held by DIC and PEC, or approximately 37.09% of the Ordinary Shares outstanding as of May 29, 1990.

Percentages of Ordinary Shares outstanding set forth above in this section (3) were based upon the number of Ordinary Shares (16,109,181) Elron advised at the time such Reporting Persons to be outstanding as of May 29, 1990.

(4) As of September 5, 1991:
PEC beneficially owned 1,960,578 Ordinary Shares, or approximately 12.17% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.
DIC beneficially owned 3,789,848 Ordinary Shares, or approximately 23.53% of the outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 5,750,426 Ordinary Shares held by DIC and PEC, or approximately 35.7% of the outstanding Ordinary Shares.

Percentages of Ordinary Shares outstanding reflected above in this section (4) were based upon the number of Ordinary Shares (16,109,181) Elron advised at the time such Reporting Persons to be outstanding as of December 31, 1990.

The following table reflects the sales of Ordinary Shares made by PEC, as described below:

Date of Transaction	Amount of Ordinary Shares	Price per NIS 1 n.v. of Ordinary Shares
August 29, 1991	35,000	NIS	90
September 5, 1991	45,000	135

The following table reflects the sales of Ordinary Shares made by DIC, as described below:

Date of Transaction	Amount of Ordinary Shares	Price per NIS 1 n.v. of Ordinary Shares
August 29, 1991	60,000	NIS 180
September 5, 1991	90,000	270

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC and DIC owned an aggregate of 2,557 Ordinary Shares.

(5)                                  On March 16, 1992 Elron sold an aggregate of 1,279,968 newly issued Ordinary Shares to several purchasers (none of whom were Reporting Persons). Elron advised DIC and PEC that as a result of this transaction, the number of Ordinary Shares outstanding on March 16, 1992 increased to 17,389,149.

As of March 16, 1992 and as of April 30, 1992:
PEC beneficially owned 1,960,578 Ordinary Shares, or approximately 11.27% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.
DIC beneficially owned 3,789,848 Ordinary Shares, or approximately 21.79% of the Ordinary Shares then outstanding. DIC shared the power to vote and dispose of these Ordinary Shares.
From September 16, 1991 through April 30, 1992 DIC and PEC have not made any sales or purchases of Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owners of, and to share the power to vote and dispose of, an aggregate of 5,750,426 Ordinary Shares held by DIC and PEC, or approximately 33.06% of the outstanding Ordinary Shares.

Percentages of Ordinary Shares outstanding set forth above in this section (5) were base upon 17,389,149 Ordinary Shares which Elron advised at the time such Reporting Persons to be outstanding on March 16, 1992 and April 30, 1992.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC and DIC owned an aggregate of 2,757 Ordinary Shares.
(6) As of May 17, 1994:
PEC beneficially owned 2, 076,338 Ordinary Shares, or approximately 11.94% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 4,022,731 Ordinary Shares, or approximately 23.13% of the Ordinary Shares then outstanding. Of these Ordinary Shares, 232,883.10 Ordinary Shares, or approximately 1.3% of the Ordinary Shares then outstanding, were owned by DIC Loans. DIC shared the power to vote and dispose of all of these Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owners of, and to share the power to vote and dispose of, an aggregate of 6,099,069.10 Ordinary Shares held by DIC, DIC Loans and PEC, or approximately 35.07% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 17,389,149 Ordinary Shares outstanding on May 17, 1994. The percentages of Ordinary shares outstanding set forth above in this section (6) were based upon this number.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC Loans from February 16, 1994 through May 17, 1994. PEC and DIC Loans agreed at the time to have one broker purchase the additional Ordinary Shares listed in the table for their account and, except as indicated in the table, to allocate one-third of the purchased Ordinary Shares to PEC and two-thirds to DIC Loans. All such purchases were made on the Tel Aviv Stock Exchange. A total of 348,643.10 Ordinary Shares were purchased for an aggregate purchase price of $5,152,205.62 (excluding commissions).

Date of Transaction	Number of Ordinary Shares Purchased		Price Per Ordinary Share
April 5, 1994	2,363.10	(*)	$15.98
April 21, 1994	11,000		$15.75
	4,000		$15.83
	2,500		$15.79
	2,000		$15.87
April 24, 1994	10,000		$15.61
	10,000		$15.57
	10,000		$15.65
	5,000		$15.73
April 25, 1994	100		$15.55
April 26, 1994	31,180	(**)	$15.49
May 12, 1994	500		$14.23
	13,750		$14.16
	2,000		$14.12
	10,500		$14.23
	2,250		$14.16
	500		$14.19
	35,000		$14.30
	18,500		$14.37
	42,500		$14.44
	5,000		$14.52
May 17, 1994	5,500		$14.59
	19,500		$14.81
	24,500		$14.77
	12,500		$14.63
	2,500		$14.70
	14,500		$14.66
	3,500		$14.73
	7,500		$14.70
	40,000		$14.48

(*) All of these Ordinary Shares were purchased by DIC Loans.
(**) Of these Ordinary Shares, PEC purchased 10,726.67 Ordinary Shares and DIC Loans purchased 20,453.33 Ordinary Shares.
Such Reporting Persons' purpose in purchasing additional Ordinary Shares reflected their confidence in the long-term value of their holdings in Elron.
(7) As of July 21, 1994:
PEC beneficially owned 2,133,734.68 Ordinary Shares, or approximately 12.27% of the Ordinary Shares, then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 4,137,524.42 Ordinary Shares, or approximately 23.79% of the Ordinary Shares then outstanding. Of these Ordinary Shares, 347,676.42 Ordinary Shares, or approximately 2% of the Ordinary Shares, were owned by DIC Loans. DIC shared the power to vote and dispose of all of these Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 6,271,259.10 Ordinary Shares held by PEC, DIC Loans and DIC, or approximately 36.06% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 17,389,149 Ordinary Shares outstanding on July 21, 1994. The percentages of Ordinary Shares outstanding set forth above in this section (6) were based upon this number.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned an aggregate of 2,490 Ordinary Shares.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC Loans from May 18, 1994 through July 21, 1994. PEC and DIC Loans agreed to have one broker purchase the additional Ordinary Shares listed in the table for their account and to allocate one-third of the purchased Ordinary Shares to PEC and two-thirds to DIC Loans. All such purchases were made on the Tel Aviv Stock Exchange. A total of 172,190 Ordinary Shares were purchased for an aggregate purchase price of $1,741,587.30 (excluding commissions).

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
July 14, 1994	5,000	$9.85
	15,000	9.87

July 18, 1994	17,500	10.03
	12,500	9.91
	31,000	10.21
	49,930	9.93
	2,500	9.96
	500	9.88
	1,500	10.06
	1,500	9.91

July 20, 1994	11,000	10.63

July 21, 1994	500	10.60
	15,260	10.49
	8,000	10.65
	500	10.54

(8)                                  In November 1994 Elron made a rights offer to its shareholders whose Ordinary Shares were registered in the United States pursuant to which each such shareholder was offered the right to purchase one Unit for every 24 Ordinary Shares owned by such shareholder for a subscription price of $32.58 per Unit (the “Unit Subscription Price”). Each Unit consisted of (i) 4 Ordinary Shares and (ii) 1 Warrant to acquire 1 Ordinary Shares. Pursuant to the rights offer, PEC and DIC received rights to subscribe for 25,342 Units and 33,772 Units, respectively, at the Unit Subscription Price, which they exercised on November 29, 1994. Upon exercise of their rights, PEC purchased 101,368 Ordinary Shares and Warrants to purchase 25,342 Ordinary Shares and DIC purchased 135,088 Ordinary Shares and Warrants to purchase 33,772 Ordinary Shares.

On November 21, 1994 PEC and DIC Loans purchased in the over-the-counter market rights to subscribe for 264 Units and 536 Units, respectively, for a purchase price of $1.75 per right. On November 22, 1994, PEC and DIC Loans purchased in the over-the-counter market rights to subscribe for 1,320 Units and 2,680 Units, respectively, for a purchase price of $0.75 per right. On November 29, 1994, PEC and DIC Loans exercised all of these purchased rights at the Unit Subscription Price. Upon the exercise of these purchased rights, PEC purchased 6,336 Ordinary Shares and Warrants to purchase 1,584 Ordinary Shares and DIC Loans purchased 12,864 Ordinary Shares and Warrants to purchase 3,216 Ordinary Shares.

On November 30, 1994 PEC and DIC exercised an option granted to them by Elron to purchase at the Unit Subscription Price all Units for which the rights offered in the rights offering expired, PEC to purchase one-third of such Units and DIC to purchase two-thirds of such Units. There were unexercised rights for 16,107 Units. Upon exercise of this option, PEC purchased 21,476 Ordinary Shares and Warrants to purchase 5,369 Ordinary Shares and DIC purchased through DIC Loans, its wholly owned subsidiary, 42,952 Ordinary Shares and Warrants to purchase 10,738 Ordinary Shares.

As of December 5, 1994:

PEC beneficially owned 2,734,994.09 Ordinary Shares (including 108,824.86 Ordinary Shares which PEC could then acquire upon exercise of Warrants), or approximately 13.4% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 5,313,250.46 Ordinary Shares (including 212,285.96 Ordinary Shares which DIC could then acquire upon exercise of Warrants), or approximately 25.9% of the Ordinary Shares then outstanding. Of these Ordinary Shares, 733,853.66 Ordinary Shares (including 54,376.33 Ordinary Shares which could then be acquired upon exercise of Warrants), or approximately 3.6% of the Ordinary Shares, were owned by DIC Loans. DIC shared the power to vote and dispose of all of these Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owners of, and to share the power to vote and dispose of, an aggregate of 8,048,244.55 Ordinary Shares held by PEC, DIC and DIC Loans, or approximately 39.1% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 20,287,337 Ordinary Shares outstanding on December 5, 1994. The percentages of Ordinary Shares outstanding set forth above in this section (8) were based upon this number.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC Loans from November 30, 1994 through December 5, 1994. PEC and DIC Loans agreed to have one broker purchase the additional Ordinary Shares listed in the table for their account and to allocate as nearly as possible one-third of the purchased Ordinary Shares to PEC and two-thirds to DIC Loans. All such purchases were made on the Tel Aviv Stock Exchange. A total of 171,445 Ordinary Shares were purchased for an aggregate purchase price of $1,351,463.12 (excluding commissions). Except as set forth in the table and except for the purchase and exercise of rights described above, none of such Reporting Persons purchased or sold any Ordinary Shares during the last sixty days prior to November 29, 1994 through December 5, 1994.

Date of Transaction	Number of Ordinary Shares Purchased		Price Per Ordinary Share
November 30, 1994	23,176.67		$7.95
	1,500.00		7.97
	5,500.00		8.01
	1,000.00		8.05
	1,000.00		8.08
	1,000.00		8.12
December 4, 1994	666.66		7.69
	9,996.67	(*)	7.79
	46,603.34		7.81
	666.66		7.82
	9,336.67	(**)	7.71
	3,333.33		7.86
December 5, 1994	665.00		7.85
	6,000.00		7.87
	39,000.00		7.91
	3,335.00		7.95
	18,665.00		7.99

(*) Of these Ordinary Shares, PEC purchased 2,886.67 Ordinary Shares and DIC Loans purchased 7,110 Ordinary Shares.
(**) Of these Ordinary Shares, PEC purchased 3,556.67 Ordinary Shares and DIC Loans purchased 5,780 Ordinary Shares.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned an aggregate of 4,767.50 Ordinary Shares (including 72.16 Ordinary Shares which could then be acquired upon exercise of Warrants). On November 9, 1994, Yair Hamburger, then a Director of IDB Development, purchased 750 Ordinary Shares on the Tel Aviv Stock Exchange for a purchase price of $8.76 per share. On November 29, 1994, Shlomo Cohen, the Legal Counsel and then Secretary of DIC, exercised rights to subscribe for 62 Units for the Unit Subscription Price, which he received in the rights offering, resulting in his purchase of 248 Ordinary Shares and Warrants to purchase 62 Ordinary Shares. On November 29, 1994, Jacob Eshel, then a Director and a Senior Manager of DIC, exercised rights to subscribe for 6 Units for the Unit Subscription Price, which he received in the rights offering, resulting in his purchase of 24 Ordinary Shares and Warrants to purchase 6 Ordinary Shares. Except as set forth above, according to information provided at the time to such Reporting Persons, none of the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans purchased or sold any Ordinary Shares during the 60 day period that ended on November 29, 1994.

(9) As of January 10, 1995:

PEC beneficially owned 2,846,140.75 Ordinary Shares (including 110,091.86 Ordinary Shares which PEC could then acquire upon exercise of Warrants), or approximately 13.9% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC beneficially owned 5,535,555.47 Ordinary Shares (including 214,818.96 Ordinary Shares which DIC could then acquire upon exercise of Warrants), or approximately 27% of the Ordinary Shares then outstanding. On December 29, 1994, DIC Loans, DIC's wholly-owned subsidiary, sold to DIC 815,468.67 Ordinary Shares that were registered in Israel for a price of $9.252 per share and Warrants to purchase 40,422.33 Ordinary Shares that were registered in Israel for a price of $4.147 per Warrant. On the same date, DIC Loans also sold to DIC 22, 996 Ordinary Shares that were registered in the United States for a price of $9.25 per share, 42,952 Ordinary Shares that were registered in the United States for a price of $9.252 per share, Warrants to purchase 3,216 Ordinary Shares that were registered in the United States for a price of $3.20 per Warrant and Warrants to purchase 13,271 Ordinary Shares that were registered in the United States for a price of $4.15 per Warrant. As a result of these sales, on January 10, 1995, DIC Loans owned 38,833.34 Ordinary Shares, or approximately 0.2% of the Ordinary Shares then outstanding. DIC shared the power to vote and dispose of all of these Ordinary Shares.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owners of, and to share the power to vote and dispose of, an aggregate of 8,381,696.22 Ordinary Shares then held by PEC, DIC and DIC Loans (including 324,910.82 Ordinary Shares which PEC, DIC and DIC Loans could then acquire upon exercise of Warrants), or approximately 40.6% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 20,287,337 Ordinary Shares outstanding on January 10, 1995. The percentages of Ordinary Shares outstanding set forth above in this section (9) were based upon this number.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC Loans from December 6, 1994 through January 10, 1995. PEC and DIC Loans agreed to have one broker purchase the additional Ordinary Shares listed in the table for their account and to allocate as nearly as possible one-third of the purchased Ordinary Shares to PEC and two-thirds to DIC Loans. All such purchases were made on the Tel Aviv Stock Exchange, except for the purchase of Ordinary Shares on December 13, 1994, which purchase was privately negotiated. A total of 329,650 Ordinary Shares were purchased for an aggregate purchase price of $2,934,642.64 (excluding commissions). In addition, on December 13, 1994, PEC and DIC Loans purchased in a privately negotiated transaction Warrants to purchase 1,267 Ordinary Shares and 2,533 Ordinary Shares, respectively, for a purchase price of $0.58 per Warrant (excluding commissions). Except as set forth above or in the table, none of such Reporting Persons purchased or sold any Ordinary Shares or Warrants from December 6, 1994 through January 10, 1995.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
December 6, 1994	23,435	$8.16
December 12, 1994	23,500	8.40
	15,333.32	8.10
December 13, 1994	15,200	8.00
December 14, 1994	31,780	9.02
December 15, 1994	6,000	8.95
	35,000	9.02
	2,000	8.98
December 18, 1994	6,666.67	8.98
	19,310	8.96
December 25, 1994	2,861.67	9.25
December 26, 1994	1,335	9.02
	2,000	9.06
	4,000	9.09
	2,665	9.11
	3,331.67	9.13
	3,335	9.16
	18,480	9.16
December 27, 1994	6,666.67	9.14
	6,500	9.19
December 28, 1994	21,000	9.23
December 29, 1994	21,000	9.28
January 2, 1995	21,000	9.35
January 3, 1995	10,500	9.00
January 8, 1995	4,750	9.14
January 10, 1995	22,000	9.16

According to information provided at the time to such Reporting Persons, none of the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans

purchased or sold any Ordinary Shares during the last 60 days ended on January 10, 1995, except that on November 25, 1994, Mr. Arie Carasso, then a director of IDB Holding, purchased 36 Ordinary Shares on the Tel Aviv Stock Exchange at a price of $8.145 per share.

(10) As of December 2, 1998:
PEC beneficially owned 2,944,016.42 Ordinary Shares, or approximately 13.98% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 150,880 Ordinary Shares, or approximately 0.72% of the Ordinary Shares then outstanding. DIC Loans shared the power to vote and dispose of these Ordinary Shares. DIC owned directly 5,580,450.70 Ordinary Shares, or approximately 26.51% of the Ordinary Shares then outstanding. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share the power to vote and dispose of the 150,880 Ordinary Shares owned by DIC Loans, or a total of 5,731,330.70 Ordinary Shares, constituting approximately 27.22% of the Ordinary Shares then outstanding.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 8,675,372.12 Ordinary Shares held by PEC, DIC Loans and DIC, or approximately 41.21% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 21,052,914 Ordinary Shares outstanding on November 30, 1998. The percentages of Ordinary Shares outstanding set forth above in this section (10) were based upon this number.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC Loans on November 16, 1998. PEC and DIC Loans purchased a total of 226,309 Ordinary Shares, of which approximately one-third were allocated to PEC and approximately two-thirds were allocated to DIC Loans. All such purchases were made on the Tel Aviv Stock Exchange. Except as set forth in the table, none of such Reporting Persons has purchased or sold any Ordinary Shares during the 60 day period ended on December 2, 1998.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
November 16, 1998	2,140	NIS 55.50
December 2, 1998	221,221	63.00
	330	62.30
	568	62.70
	2,050	62.80

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned an aggregate of 2,009 Ordinary Shares. According to the information provided at the time to such Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the 60 day period ended on December 2, 1998, except that on October 8, 1998, December 1, 1998 and December 2, 1998, Mr. Haym Carasso, then a director of IDB Holding and DIC, sold in transactions on the Tel Aviv Stock Exchange 1,143 Ordinary Shares, 300 Ordinary Shares and 388 Ordinary Shares, respectively, for prices of NIS47.50 per Ordinary Share, NIS60.537 per Ordinary Share and NIS62.1749 per Ordinary Share, respectively.

(11) As of April 28, 1999:
PEC beneficially owned 3,047,051.04 Ordinary Shares, or approximately 14.42% of the Ordinary Shares then outstanding. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 4,669,485 Ordinary Shares, or approximately 22.10% of the Ordinary Shares then outstanding. DIC Loans shared the power to vote and dispose of these Ordinary Shares. DIC owned directly 1,261,854.08 Ordinary Shares, or approximately 5.97% of the Ordinary Shares then outstanding. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share the power to vote and dispose of the 3,047,051.04 Ordinary Shares owned by PEC and the 4,669,485 Ordinary Shares owned by DIC Loans, or a total of 8,978,415.12 Ordinary Shares, constituting approximately 42.49% of the Ordinary Shares then outstanding.

DIC, PEC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 8,978,415.12 Ordinary Shares held by PEC, DIC Loans and DIC, or approximately 42.49% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 21,130,664 Ordinary Shares outstanding on April 28, 1999. The percentages of Ordinary Shares outstanding set forth above in this section (11) were based upon this number.

The following table sets forth the purchases of Ordinary Shares made by PEC and DIC on April 8, 1999, April 11, 1999 and April 28, 1999. PEC and DIC purchased a total of 303,043 Ordinary Shares, of which approximately one-third were allocated to PEC and approximately two-thirds were allocated to DIC. All the purchases that were made on April 8, 1999 and April 11, 1999 were made on the Tel Aviv Stock Exchange and the purchases that were made on April 28, 1999 were privately negotiated. Except as set forth in the table, none of such Reporting Persons has purchased or sold any Ordinary Shares during the 60 day period ended on April 28, 1999.

Date of Transaction	Number of Ordinary Shares Purchased	Price Per Ordinary Share
April 8, 1999	95,291	NIS 79.70
April 11, 1999	57,752	80.59
April 28, 1999	150,000	85.00

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned an aggregate of 2,349 Ordinary Shares. According to the information provided at the time to such Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the 60 day period ended on April 28, 1999.

(12) As of May 15, 2002:
PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.24% of the then outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.
DIC Loans beneficially owned 7,356,052.40 Ordinary Shares, or approximately 25.28% of the then outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC owned directly 3,523,696.38 Ordinary Shares, or approximately 12.11% of the then outstanding Ordinary Shares. DIC shared the power to vote and dispose of these Ordinary Shares and may have been deemed to share to power to vote and dispose of the 360,484 Ordinary Shares owned by PEC and the 7,356,052.40 Ordinary Shares owned by DIC Loans, or a total of 11,240,232.78 Ordinary Shares, constituting approximately 38.64% of the Ordinary Shares then outstanding.

DIC, IDB Development and IDB Holding may each have been deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 11,240,232.78 Ordinary Shares held by PEC, DIC Loans and DIC, constituting approximately 38.64% of the Ordinary Shares then outstanding.

Elron advised at the time such Reporting Persons that there were 29,093,108 Ordinary Shares outstanding on May 15, 2002. The percentages of Ordinary Shares set forth above in this section (12) were based on this number.

Except for the Ordinary Shares purchased by DIC from Elron on May 5, 2003 pursuant to the Share Purchase Agreement dated as of November 19, 2001 referred to in Item 3 of this Amendment, none of IDB Holding, IDB Development, DIC PEC and DIC Loans purchased or sold any Ordinary Shares from March 1, 2002 through May 15, 2002.

Information provided at the time to such Reporting Persons indicated that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned an aggregate of 1,998 Ordinary Shares. According to the information provided at the time to such Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from March 1, 2002 through May 15, 2002.

(13) As of May 19, 2003:
PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.24% of the then outstanding Ordinary Shares. PEC shares the power to vote and dispose of these Ordinary Shares.
DIC Loans beneficially owned 7,356,052.40 Ordinary Shares, or approximately 25.2% of the then outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of these Ordinary Shares.

DIC owned directly 3,523,696.38 Ordinary Shares, or approximately 12.07% of the then outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to share to power to vote and dispose of the 360,484 Ordinary Shares owned by PEC and the 7,356,052.40 Ordinary Shares owned by DIC Loans, or a total of 11,240,232.78 Ordinary Shares, constituting approximately 38.51% of the Ordinary Shares then outstanding.

DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 11,240,232.78 Ordinary Shares held by PEC, DIC Loans and DIC, constituting approximately 38.51% of the Ordinary Shares then outstanding. In addition, Ruth Manor owned (jointly with Isaac Manor, her husband) 3,541 Ordinary Shares, or approximately 0.01% of the outstanding Ordinary Shares. Ruth Manor and Isaac Manor have sole power to vote and dispose of these 3,541 Ordinary Shares.

Elron advised the Reporting Persons that as of May 19, 2003 there were 29,185,158 Ordinary Shares outstanding, and the percentages of Ordinary Share outstanding set forth above in this section (13) are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003 except Ruth Manor who sold (jointly with Isaac Manor, her husband) 193 Ordinary Shares on May 19, 2003 in an open market transaction on the Tel Aviv Stock Exchange at a price of NIS33.544 (then equal to approximately $7.42) per share.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned as of May 19, 2003 an aggregate of 61,644 Ordinary Shares (including 58,103 Ordinary Shares that may be acquired pursuant to options to purchase such shares from Elron). According to the information provided to the Reporting Persons, other than the sale of 193 Ordinary Shares by Isaac Manor (jointly with Ruth Manor, his wife) as described above, none of such executive officers and directors purchased or sold any Ordinary Shares from March 15, 2003 through May 19, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
See information regarding the 1988-Agreement and the 1990-Option in the response to Item 4 and Item 5 of this Amendment.

In Addition, pursuant to the 1988-Agreemen and the 1990-Option, DIC and PEC have certain rights to registration under the Securities Act of 1933, as amended, at Elron’s expense, of the 1988-Agreement Shares and the 1990-Option Shares acquired by DIC and PEC, and Elron agreed to indemnify DIC and PEC against certain liabilities in connection with such registrations.

The provisions still in effect of the 1988-Agreement and of the 1990-Option relate to the registration rights referred to above. These provisions are attached hereto as Exhibits 1 and 2 respectively, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D and E	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) PEC, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (v) IDB Holding.

Exhibit 1	-	A citation of the provisions that are still in effect of the Agreement dated December 11, 1988, as amended, among Elron, DIC and PEC (the 1988-Agreement).

Exhibit 2	-	A citation of the provisions that are still in effect of the letter agreement dated February 25, 1990 among Elron, DIC and PEC (the 1990-Option).

Exhibit 3	-	Letter Agreement dated June 16, 2003 between PEC and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of PEC.

Exhibit 4	-	Letter Agreement dated June 16, 2003 between DIC Loans and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of DIC Loans.

Exhibit 5	-	Letter Agreement dated June 16, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of DIC.

Exhibit 6	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of IDB Development.

Exhibit 7	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of Nochi Dankner.

Exhibit 8	-	Letter Agreement dated June 22, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 9	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of Ruth Manor.

Exhibit 10	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Amendment No. 13 and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2003	PEC ISRAEL ECONOMIC CORPORATION
DIC LOANS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Amendment No. 13 as Exhibits 3 through 10.

Schedule A

Directors and Executive Officers

of

PEC Israel Economic Corporation

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Director	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Treasurer	Comptroller of Discount Investment Corporation Ltd.

James I. Edelson 511 Fifth Avenue, New York, N.Y. 10017, U.S.A.	Director	Associate General Counsel of Overseas Shipholding Group, Inc.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

o f

DIC Loans Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Discount Investment Corporation Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

o f

Discount Investment Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies.

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel-Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel (2) 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(1)                                  Mr. Manor together with Ruth Manor, his wife, owned as of May 19, 2003 3,541 Ordinary Shares, after having sold on the same day 193 Ordinary Shares on the Tel Aviv Stock Exchange at a price of NIS33.54 (then equal to approximately $7.42) per share.

(2)                                  Mr. Erel owned as of May 19, 2003 options to purchase from Elron 58,103 Ordinary Shares at a price per share ranging from approximately $19.05 to approximately $21.38.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

o f

IDB Development Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(1)                                  Mr. Manor together with Ruth Manor, his wife, owned as of May 19, 2003 3,541 Ordinary Shares, after having sold on the same day 193 Ordinary Shares on the Tel Aviv Stock Exchange at a price of NIS33.54 (then equal to approximately $7.42) per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers

o f

IDB Holding Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) (1) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(#)                                 Has given notice of retirement as of July 1, 2003.

(1)                                  Mr. Manor together with Ruth Manor, his wife, owned as of May 19, 2003 3,541 Ordinary Shares, after having sold on the same day 193 Ordinary Shares on the Tel Aviv Stock Exchange at a price of NIS33.54 (then equal to approximately $7.42) per share.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.